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                          August 6, 2020

       Vichheka Heang
       Vice President and Corporate Controller
       Maxeon Solar Technologies, Ltd.
       8 Marina Boulevard #05-02
       Marina Bay Financial Centre
       018981, Singapore

                                                        Re: Maxeon Solar
Technologies, Ltd.
                                                            Draft Registration
Statement on Form F-3
                                                            Filed August 5,
2020
                                                            CIK No. 1796898

       Dear Ms. Heang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sherry
Haywood, Staff Attorney at (202) 551-3345 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing